UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-35232

NOTIFICATION OF LATE FILING	CUSIP Number 930427109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

WageWorks, Inc.

Full Name of Registrant

Former Name if Applicable

1100 Park Place, 4th Floor

Address of Principal Executive Office (Street and Number)

San Mateo, California 94403

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WageWorks, Inc. Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for the year ended December 31, 2017 within the prescribed time period because it requires additional time to complete its financial statements and its assessment of the Company’s internal control over financial reporting; accordingly, the Company’s independent registered accounting firm, KPMG LLP (“KPMG”), has not yet completed its audits of the Company’s financial statements and the Company’s internal control over financial reporting as of December 31, 2017. The Company does not currently expect to file its Annual Report on Form 10-K by the prescribed due date allowed pursuant to Rule 12b-25.

The Company has concluded that it has a material weakness in its internal control over financial reporting as of December 31, 2017 related to managing change and assessing risk in the areas of non-routine and complex transactions. As a result of the material weakness, the Company has concluded that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2017. The Company is in the process of designing processes and controls to address this material weakness. The Company intends to disclose more detailed description of this weakness, including a plan for remediating this deficiency, in the 2017 Form 10-K.

The Audit Committee of the Company’s Board of Directors is conducting an independent investigation of the Company’s internal control over financial reporting in fiscal 2016 and 2017. Among other matters, the investigation consists of a review of certain issues, including revenue recognition, related to the accounting for a government contract during fiscal 2016 and associated issues with whether there was an open flow of information and appropriate tone at the top for an effective control environment.

Additionally, the Audit Committee investigation of accounting and internal control matters is ongoing and may ultimately result in the identification of other accounting issues, further material weaknesses, and/or require the restatement of the Company’s financial statements for previous periods.

The Company expects that, as a result of its failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”), it will receive a notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual. Such notices are routinely issued by the NYSE when there are late filings with the Securities and Exchange Commission (the “SEC”). Under the NYSE’s rules, the Company will have six months from March 1, 2018 to file the Form 10-K with the SEC. The Company can regain compliance with the NYSE listing standards before that date by filing the Form 10-K with the SEC.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that include the words “believes,” “expects,” “anticipates,” “intends,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements including, but not limited to, (1) the uncertainty of the scope of the internal investigation of the Audit Committee, and its ultimate findings, as well as the timing of its completion and costs and expenses arising out of the investigation process and its results, (2) the impact of the internal investigation on the Company, its management and operations, including financial impact as well as any litigation or regulatory action that may arise from the investigation, any of which may result in a material adverse effect on the Company, (3) the existence and identification of control deficiencies, including disclosure controls as well as any material weaknesses in internal control over financial reporting, and any impact of such control deficiencies as well as the associated costs in remediating those control deficiencies, (4) the Company’s inability to file its Form 10-K within the cure period required by the NYSE, and (5) reputational damage that the Company may suffer as a result of the matters being investigated by the Audit Committee. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Colm Callan	(650)	577-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WageWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2018	By:	/s/ Colm Callan
	Name:	Colm Callan
	Title:	Chief Financial Officer

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